VADE Nutrition, Inc.

(the "Company") a Delaware Corporation

Financial Statements (unaudited)

Short Year ended December 31, 2025

Statement of Financial Position

	As of December 31,
	2025
ASSETS	
TOTAL ASSETS	**-**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accrued Expenses	751
Total Current Liabilities	**751**
TOTAL LIABILITIES	**751**
Commitments & Contingencies (Note 4)	
EQUITY	
Accumulated Deficit	(751)
Total Equity	**(751)**
TOTAL LIABILITIES AND EQUITY	**-**

Statement of Operations

	Year Ended December 31,
	2025
Revenue	-
Cost of Revenue	-
Gross Profit	**-**
Operating Expenses	
General and Administrative	751
Total Operating Expenses	**751**
Operating Income (loss)	**(751)**
Earnings Before Income Taxes	**(751)**
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	**(751)**

Statement of Cash Flows

	Year Ended
	December 31,
	2025
OPERATING ACTIVITIES	
Net Income (Loss)	(751)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Accrued Expenses	751
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**751**
Net Cash provided by (used in) Operating Activities	**-**
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	**-**

Statement of Changes in Shareholder Equity

	Class F Founder Common Stock		Class A Common Stock				
	# of Shares	Amount $ Amount	# of Shares	Amount $ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 6/17/2025 (Inception)	-	-	-	-	-	-	-
Issuance of Common Stock	8,470,000	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(751)	(751)
Ending Balance 12/31/2025	**8,470,000**	**-**	**-**	**-**	**-**	**(751)**	**(751)**

VADE Nutrition, Inc. Notes to the Unaudited Financial Statements December 31st, 2025
$USD

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITIES

VADE Nutrition, Inc. ("the Company") was incorporated in Delaware on June 17, 2025. The Company was formed to develop and commercialize convenient, portable nutrition products, including dissolvable nutrition packs, which are pre-measured servings of nutritional supplements, wrapped in a dissolvable, food-grade film. The Company's principal place of business is in Michigan.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities. Predecessor Entity Prior to the Company's formation, operations were conducted by Pro Bottle LLC d/b/a VADE Nutrition (the "Predecessor"). In May 2025, the Predecessor executed an Assignment for the Benefit of Creditors, pursuant to which substantially all of its assets were assigned to an independent assignee for liquidation and distribution to creditors. As a result, no assets or liabilities of the Predecessor were transferred to the Company. Accordingly, the accompanying financial statements reflect no assets, liabilities, or operations as of and for the period presented. Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures " establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets; Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price Step 4: Allocate the transaction price to performance obligations Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which

(1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 - COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 - LIABILITIES AND DEBT

The Company did not have any debt agreements as of December 31st, 2025.

NOTE 6 - EQUITY

The Company is authorized to issue 20,000,000 shares of Common Stock, par value $0.00001 per share. As of December 31, 2025, 8,470,000 Class F shares were issued and outstanding. No Class A Common Stock were issued or outstanding as of December 31st, 2025.

The Company's Certificate of Incorporation designates two classes of Common Stock: Class A Common Stock Class F Founder Common Stock

Of the 20,000,000 authorized shares: 8,470,000 shares are designated as Class F Founder Common Stock 11,530,000 shares are designated as Class A Common Stock

Voting: Holders of Class A Common Stock are entitled to one (1) vote per share on all matters submitted to stockholders. Holders of Class F Founder Common Stock are entitled to ten (10) votes per share on all matters submitted to stockholders, voting together with the holders of Class A Common Stock as a single class unless otherwise required by law.

Dividends: Holders of Class A and Class F Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, on a pari passu basis in proportion to the number of shares held. As of December 31, 2025, no dividends had been declared.

Conversion: Each share of Class F Founder Common Stock automatically converts into one share of Class A Common Stock upon: Any transfer to a person or entity that is not a Founder, The death or incapacity of the holder, or The holder ceasing to serve as an employee, officer, or director of the Company. In addition, holders of Class F Founder Common Stock may voluntarily convert their shares into an equal number of Class A Common Stock at any time.

Protective Provisions: So long as any shares of Class F Founder Common Stock are outstanding, the Company may not, without the affirmative vote or written consent of the holders of a majority of the outstanding Class F shares (voting separately as a class): Amend, alter, or repeal provisions of the Certificate of Incorporation or Bylaws, Authorize or issue equity securities senior to or on parity with the Common Stock, Sell or dispose of all or substantially all of the Company's assets, Approve any merger, consolidation, liquidation, or dissolution, Remove or replace the Chief Executive Officer.

Liquidation: In the event of any liquidation, dissolution, or winding up of the Company, holders of Class A and Class F Common Stock participate ratably based on the number of shares held. Changes During the Period

On July 11, 2025, the Company filed a Certificate of Amendment increasing the number of authorized shares of Common Stock from 10,000,000 to 20,000,000 shares. The par value remained unchanged at $0.00001 per share.

No other changes to conversion terms, voting rights, or other equity features occurred during the period ended December 31, 2025.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 3, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 - GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.